                                                               EXHIBIT (a)(1)(H)

                               [Vari-L Letterhead]

[     ], 2002

Dear Vari-L Optionholder:

         On behalf of Vari-L Company, Inc. (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") outstanding options granted under the Company's Tandem Stock Option and Stock Appreciation Rights Plan, as amended (the "Plan") with an exercise price equal to $34.50 (the "Eligible Option Grants") for new options (the "Replacement Options") the Company will grant under the Plan. All capitalized terms used in this letter that are not defined herein have the meanings given to those terms in the Offer to Exchange dated April 25, 2002, as amended.

         The Offer expired at 12:00 midnight, Mountain Time, on [ ], 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange Eligible Option Grants exercisable for a total of [ ] shares of common stock and canceled all such options. The Company has accepted for exchange and cancelled the Eligible Option Grant tendered by you as set forth on Annex A attached to this letter.

         In accordance with the terms and subject to the conditions of the Offer, you will receive a Replacement Option exercisable for the number of shares of common stock set forth on Annex A attached to this letter in exchange for the Eligible Option Grant tendered by you and accepted by the Company for exchange, as adjusted for any stock splits, stock dividends, reverse stock splits, recapitalizations or similar events.

         In accordance with the terms of the Offer, the Company currently expects to grant to you a Replacement Option on or about November [__], 2002. At that time, as described in the Offer to Exchange, you will receive a new option agreement to be entered into between you and the Company. The per share exercise price of the Replacement Options will equal the fair market value of the common stock on the date the Company grants the Replacement Options, which will be (i) the closing price of the Company's common stock as reported on the Pink Sheets or any other securities market that reports daily the closing selling price per share of the Company's common stock on such date or (ii) if the Company's common stock is not publicly traded, the value of the Company's common stock as determined in good faith by the Compensation Committee of the Company's Board of Directors.

         In accordance with the terms of the Offer, if you are not an employee of the Company from the date you tendered your Eligible Option Grant through the date the Replacement Options are granted, you will not receive a Replacement Option or any other consideration for your tendered option.

         If you have any questions about your rights in connection with the grant of a Replacement Option, please contact Dannette Boyd at (303) 371-1560 x448 or via email at dboyd@vari-l.com.

                                        Sincerely,


                                        -----------------------
                                        Richard P. Dutkiewicz
                                        Chief Financial Officer

                                     Annex A


[Name of Option Holder]

CANCELLED ELIGIBLE OPTION GRANT

Number of shares of common stock subject to your tendered Eligible Option Grant accepted for exchange:

Date of acceptance of tender:

REPLACEMENT OPTION

Number of shares of common stock subject to a Replacement Option to be granted to you: